Amended

S 15026497 OMMISSION

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SEC MAIL PROCESSING SECTION RECEIVED MAR 04 2015 WASH, D.C. 201

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

(A)

SEC FILE NUMBER
8-53738

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: EquiLend LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Liberty Street, 10th Floor
(No. and Street)

New York, (City) NY (State) 10281 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(212) 901-2228
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

757 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

4/27/15

OATH OR AFFIRMATION

I, Paul Nigrelli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EquiLend LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public Krista Otis New York, New York
#02OT6213926 Exp. 11/23/17

This report ** contains (check applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EQUILEND LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)

TABLE OF CONTENTS

GrantThornton

Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017

T 212.599.0100
F 212.370.4520
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
EquiLend LLC

We have audited the accompanying statements of financial condition of EquiLend LLC (a Delaware limited liability company) (the "Company") as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EquiLend LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Company's basic financial statements. Such supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the

basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I and II. In forming our opinionon the supplementary information, we evaluated whether the information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplementary information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

New York, New York
February 27, 2015

EQUILEND LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)
Statement of Financial Condition
As of December 31, 2014

Assets		
Investments	$	4,052,501
Cash		2,008,351
Accounts receivable		1,662,976
Other assets		141,255
Total assets	$	7,865,083
Liabilities		
Deferred revenue	$	2,540,988
Due to affiliates		873,151
Other liability		55,396
Total liabilities		3,469,535
Member's equity		
Member's contributions		3,700,000
Accumulated profits		695,548
Total member's equity		4,395,548
Total liabilities and member's equity	$	7,865,083

The accompanying notes are an integral part of this statement.

EQUILEND LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)
Statement of Operations
Year ended December 31, 2014

Revenues	
User Fees	$ 20,972,207
Brokerage fees	2,990,244
Integration fees	33,583
Investment income and other	(2,093)
Total revenues	23,993,941
Expenses	
Employee compensation and benefits	10,708,265
Technology and communications	3,629,514
Service fee	2,494,931
Occupancy	1,374,407
Office general and administrative	1,302,726
Professional services	1,035,301
Cost plus expense	854,302
Total expenses	21,399,446
Profit before tax	2,594,495
Tax Expense	96,652
Net Income	$ 2,497,843

The accompanying notes are an integral part of this statement.

EQUILEND LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)
Statement of Changes in Member's Equity
Year ended December 31, 2014

	Member's contributions	Accumulated Profit (Deficit)	Total
Member's equity at December 31, 2013	$ 7,200,000	$ (1,802,295)	$ 5,397,705
Distributions	(3,500,000)	-	(3,500,000)
Net income	-	2,497,843	2,497,843
Member's equity at December 31, 2014	$ 3,700,000	$ 695,548	$ 4,395,548

The accompanying notes are an integral part of this statement.

EQUILEND LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)
Statement of Cash Flows
Year ended December 31, 2014

Cash flows from operating activities		
Net Income	$	2,497,843
Adjustment to reconcile net income in member's equity		
Net change in unrealized appreciation on investments		7,710
Incease and decrease in opperating assets and liabilities		
Decrease in accounts receivable		26,049
Decrease in due to affiliates, net		(197,498)
Increase in deferred revenue		1,354,877
Decrease in other liability		(13,449)
Net cash provided by operating activities		3,675,532
Cash flows from financing activities		
Capital distributions		(3,500,000)
Cash used in financing activities		(3,500,000)
Net increase in cash		175,532
Cash at beginning of year		1,832,819
Cash at end of year	$	2,008,351

The accompanying notes are an integral part of this statement.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

EquiLend LLC (the "Company"), a Delaware limited liability company, was formed in 2001. In 2002, the Company was approved as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and as a member of the National Association of Securities Dealers ("NASD") and commenced operations. In 2008, the NASD was consolidated into the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a member of FINRA.

EquiLend Holdings LLC (the "Parent") has developed a global platform (the "Platform") for the automation and negotiation of securities financing transactions between securities lenders and borrowers. The Company, through a service agreement with the Parent, offers services to users through the Platform along with the Company's affiliates, EquiLend Europe Limited, EquiLend Canada Corp., EquiLend Asia Limited, and DataLend LLC (the "Affiliates"). The Company and the Affiliates are wholly owned subsidiaries of the Parent.

The Company maintains an office in New York.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash

All highly liquid investments with original maturities of three months or less when acquired are considered to be cash equivalents. The Company has cash held by major financial institutions, which are insured by the Federal Deposit Insurance Corporation ("FDIC") at up to $250,000 per legal entity. As of December 31, 2014, the cash balance held at the financial institution exceeded the federally insured amount by $1,758,351.

Accounts Receivable

Accounts receivable are stated at the amount the Company expects to collect and do not bear interest. The Company's accounts receivable arise from user fees in the U.S. and abroad. The Company has not placed a reserve on its accounts receivable balance as it believes that all of its accounts receivable will be collected.

Investments

Investments include investments in publicly traded mutual funds. All investments are carried at fair value. Investment transactions are recorded on a trade-date basis with unrealized gains and losses reflected in net income.

Revenue Recognition

The Company earns user fees from facilitating securities lending and borrowing transactions on the Platform and from its market data product. User fees are earned over the period the services are performed. In addition, the Company collects and remits revenue on behalf of the Affiliates. User fees received in advance are recorded as deferred revenue on the Statement of Financial Condition and recognized over the period to which the fees relate, generally three months. Integration fees include services for technical and business integration, testing and training for new users and are recognized over the term of the relative user agreement, generally one year.

Brokerage fees represent transaction fees earned from EquiLend Europe Limited and EquiLend Canada Corp. for the facilitation of securities lending and borrowing transactions executed by the users of these affiliates. Such brokerage fees are earned in the month for which services are performed for these affiliates.

Taxes

The Company is a limited liability company, which is taxed as a partnership. Accordingly, the taxable income or loss of the Company is included in the unincorporated business tax ("UBT") tax return of the Parent. The Company and the Parent are both subject to UBT. The Company computes its income tax provision on a separate entity basis. Income taxes are accounted for using the asset and liability method. Deferred income taxes are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is established when it is more likely than not that deferred tax assets will not be realized in future years. For the year ended December 31, 2014, the Company recorded $102,303 of UBT tax expense and a corresponding tax payable to the Parent.

The Company adopted the provisions for accounting for uncertain tax positions under ASC Topic 740, Income Taxes ("ASC 740"). As required by ASC 740, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. As of December 31, 2014, the Company has recorded a reserve for uncertain tax positions of $55,396 for which the statute of limitations remains open. If recognized, this amount would impact the effective tax rate of the Company. With limited exceptions, the statute of limitations is closed for tax years prior to 2011. The Company does not believe that it is reasonably possible that the total amount of unrecognized tax benefits will change significantly in the next twelve months after December 31, 2014. The Company has not recognized penalties and interest related to the unrecognized benefits.

Fair Value of Financial Instruments

The Company adopted the guidance issued by the Financial Accounting Standards Board ("FASB") to establish accounting and reporting standards related to fair value measurements. This guidance requires the disclosure of fair value of financial instruments, including assets and liabilities recognized in the Statement of Financial Condition. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy are described below:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (i.e., quoted prices for similar assets or liabilities in active markets).

Level 3 - unobservable inputs for the asset or liability. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

3. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2014, the Company had net capital of $2,103,722, which was $ 1,872,420 in excess of its required net capital of $231,302. The ratio of aggregate indebtedness to net capital was 1.65 to 1.

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of the Rule as it does not hold customer funds or safekeep customer securities.

4. RELATED PARTIES

All of the Company's revenue from user fees, with the exception of $11,436,396, was earned from members or affiliates of members of the Parent. Accounts receivable included $384,813 owed to the Company by members or affiliates of members of the Parent.

The Company has entered into a Securities Service Agreement (the "Agreement") with EquiLend Europe Limited and EquiLend Canada Corp. under which the Company performs services, including the facilitation of securities lending and borrowing transactions, on behalf of the above mentioned affiliates. These revenues, presented as brokerage fees on the statement of operations, total $2,990,244 for the year ended December 31, 2014. Also under the Agreement, the Company acts as a billing agent for user fees on behalf of these affiliates. User fees are allocated to these affiliates when the affiliates are designated as the operating entity in the underlying user agreement between the Company, the affiliates and the user. As of December 31, 2014, the Company owed these affiliates $329,720.

EquiLend Asia Limited services clients in the Asia region on behalf of the Company. Costs associated with this service are funded by the Company through a cost plus arrangement. For the year ended December 31, 2014, $854,302 of expenses resulting from this arrangement, presented as cost plus expense on the statement of operations, were incurred. As of December 31, 2014, the Company was owed $82,415 from EquiLend Asia Limited.

For the year ended December 31, 2014, investment income of $1,441 was earned from investments for which affiliates of two of the members of the Parent provided investment advisory services.

Investments consist of $4,052,501 invested in mutual funds through an investment account with an affiliate of a member of the Parent. Cash consists of $2,008,351 in multiple bank accounts with an affiliate of a member of the Parent.

The Company has entered into a services agreement with the Parent (the "Services Agreement") under which the Parent allocates substantially all operating costs to the Company. Such expenses totaled $18,050,212 for the year ended December 31, 2014. Included within these expenses is $262,498 related to a variable compensation plan operated by the Parent, which involves certain employees of the Company. The Parent also allocated service fees of $2,494,931 to the Company under the Services Agreement for use of the Platform developed by the Parent. The Company reimburses the Parent for allocated expenses and service fees on a monthly basis. As of December 31, 2014, the Company owed the Parent $606,024, which is included in the due to affiliates balance on the Statement of Financial Condition.

5. FAIR VALUE

As required by FASB guidance, investments are classified within the level of the lowest significant input considered in determining fair value. The following table sets forth information about the level within the fair value hierarchy at which the Company's investments are measured as of December 31, 2014.

	Financial Assets at Fair Value			
Description	**Level 1**	**Level 2**	**Level 3**	**Decmber 31, 2014**
Mutual Funds	$ 4,052,501	-	-	$ 4,052,501
Total	$ 4,052,501	-	-	$ 4,052,501

6. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through the date that the financial statements were available to be issued, and has determined that there are no material events that would require disclosure in the Company's financial statements.

SUPPLEMENTARY INFORMATION

EQUILEND LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)
Schedule I and Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2014

Computation of net capital	
Total member's equity	$ 4,395,548
Deductions and/or charges	
Nonallowable assets	
Accounts receivable	1,662,976
Other assets	141,255
Total nonallowable assets	1,804,231
Tentative net capital	2,591,317
Haircuts on securities - mutual funds	487,595
Net capital	$ 2,103,722
Aggregate indebtedness	
Items included in the statement of financial condition	
Deferred revenue	2,540,988
Due to affiliates	873,151
Other liability	55,396
Total aggregate indebtedness	$ 3,469,535
Computation of basic net capital requirement	
Minimum net capital required - the greater of $5,000 or 6-2/3% of aggregate indebtedness	$ 231,302
Excess net capital	$ 1,872,420
Ratio of aggregate indebtedness to net capital	1.65

EQUILEND LLC

(A wholly owned subsidiary of EquiLend Holdings LLC)
Schedule I and Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2014

Reconciliation with Company's computation (included in part II of Form X-17A-5 as of December 31, 2014)

Net capital, as reported in Company's part II (unaudited) FOCUS	$ 1,823,553
Adjustment to correct allocation of expenses	231,235
Other items (net)	48,934
Total adjustments	280,169
Net capital per above	$ 2,103,722

EQUILEND LLC

(A wholly owned subsidiary of EquiLend Holdings LLC)
Schedule II Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2014

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i) of that rule.